Exhibit 99.1

LAIX Inc. Appoints New Chief Financial Officer

SHANGHAI, China, May 6, 2020 (BUSINESS NEWSWIRE) — LAIX Inc. (“LAIX” or the “Company”) (NYSE: LAIX), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced the appointment of Mr. Bing Sun, as the Company’s new chief financial officer, effective May 6, 2020.

“We are delighted to welcome Bing to our management team where he will make an immediate impact on our business operations,” said Dr. Yi Wang, Chairman and Chief Executive Officer of LAIX. “His extensive financial and capital market experience, coupled with strong accounting background, will be a tremendous asset to us as we continue executing our growth strategy and further strengthen our leadership position in China’s online intelligent language learning sector.”

“LAIX is a pioneer in the AI-powered English learning market with a clear strategy for growth, in both China and overseas markets. With an experienced and visionary management team and a strong vision to transform learning for everyone, I am delighted to join the team and help drive the Company’s future growth,” said Mr. Bing Sun.

Mr. Bing Sun has more than 20 years of experience in finance and accounting along with significant experience as chief financial officer at both public and private China-based companies. He most recently served as chief financial officer and deputy general manager at Wanxiang A123 Systems Co., Ltd. His prior experience includes chief financial officer position at Daqo New Energy (NYSE: DQ) and Jiangsu Shunda Holdings Co., Ltd. In the early stage of his career, he also served as a controller at BCD Semiconductor, as an internal audit manager at The Brinks Company, and as an audit manager at Deloitte Touche Tohmatsu Limited. Mr. Sun is an MBA and a certified public accountant in the U.S.

About LAIX Inc.

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users.

For investor and media inquiries, please contact:

LAIX Inc.

Chuhan Wang

Investor Relations

Email: ir@laix.com

The Piacente Group Investor Relations

Brandi Piacente

Tel: +1-212-481-2050

Email: liulishuo@tpg-ir.com

Emilie Wu

Tel: +86-21-6039-8363

Email: liulishuo@tpg-ir.com

Source LAIX Inc.